LAURA ANTHONY, ESQ.

CRAIG D. LINDER, ESQ.*

JOHN CACOMANOLIS, ESQ.**

Associates and OF COUNSEL:

CHAD FRIEND, ESQ., LLM

MICHAEL R. GEROE, ESQ., CIPP/US***

JESSICA HAGGARD, ESQ. ****

christopher t. hines *****

PETER P. LINDLEY, ESQ., CPA, MBA

JOHN LOWY, ESQ.******

STUART REED, ESQ.

LAZARUS ROTHSTEIN, ESQ.

SVETLANA ROVENSKAYA, ESQ.*******

HARRIS TULCHIN, ESQ. ********

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*****licensed in CA and DC

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********licensed in CA and HI (inactive in HI)

April 9, 2024

VIA ELECTRONIC EDGAR FILING

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	USA Opportunity Income Fund, Inc. Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A Filed March 6, 2024 File No. 024-11699

Dear Ms. Adegbuyi and Ms. Aldave:

We have electronically filed herewith on behalf of USA Opportunity Income One, Inc. (f/k/a USA Opportunity Income Fund, Inc., the “Company”) Post-Qualification Amendment No. 4 (“Amendment No. 4”) to the above-referenced offering statement on Form 1-A originally filed with the Securities and Exchange Commission (the “Commission”) on November 2, 2021 (“Form 1-A”). Amendment No. 4 is marked with < R > tags to show changes made from Post-Qualification Amendment No. 3 which was filed with the Commission on March 6, 2024. In addition, we have included a narrative response, on behalf of the Company keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Dania Echemendia dated March 20, 2024. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A

General

1.

Comment: Please revise for consistency your disclosure on page 4 that the 12% bonds are priced at $1,000 per bond with your disclosure on pages 8 and 40 that you have “sold two 12% USA Real State Bonds in the Offering for a total of $150,000.”

Response: In response to the Staff’s comment, the Company has revised Amendment No. 4 to clarify that to date, the Company has sold $1,000 of 7% USA Real Estate Bonds and $150,000 of 12% USA Real State Bonds in the Offering.

2.

Comment: Please tell us how you can “reasonably expect” to sell almost $75 million in bonds over the next 12 months, as disclosed in the milestones section on pages 51-52, when you have only sold $151,000 worth of bonds in a period of over 24 months after qualification of the original offering statement. Please revise your disclosure accordingly or provide the basis for your anticipated sales of almost $75 million in bonds over the next 12 months. Note that under Rule 251(d)(3)(i)(F), securities may be offered in an amount that at the time of qualification is reasonably expected to be offered and sold within two years, even though the offering statement may be used for up to three years if it meets the conditions of the rule.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that when the Offering initially commenced after the qualification of the Form 1-A on March 9, 2022, the Company reasonably expected to sell all of the USA Real Estate Bonds in the Offering within two years of qualification and at that time had a broker-dealer engaged to market and sell the Offering. However, since qualification, the Company encountered obstacles in sales due to inflation in the economy which caused interest rates to spike. The Company attempted to meet these challenges by adding the 12% USA Real Estate Bonds to the Offering to align with the current interest rate market. After Post-Qualification Amendment No. 2 was qualified on April 10, 2023, the Company shifted its sales strategy and began working on a new marketing plan focused on investors in South America.

The Company reasonably expects to sell the remaining USA Real Estate Bonds in the Offering over the next 12 months because the Company plans to implement its new marketing campaign for the Offering aimed at investors from South America, where the Company has now identified high interest levels of potential investors. To this end, the Company engaged Sardona Capital S.A. (“Sardona”), a broker-dealer registered in the country of Panama with the Superintendency of Securities Market (Superintendencia del Mercado de Valores) pursuant to a placement agent agreement to act as a non-exclusive placement agent for the Offering to non-U.S. persons.

The Company anticipates starting the new marketing and sales campaign with the assistance of Sardona immediately upon the qualification of Amendment No. 4 and expects to sell the remaining USA Real Estate Bonds in the Offering before March 9, 2025.

Risk Factors

Risks Related to USA Real Estate Bonds and this Offering

There is a risk that in the event of death, total permanent disability or bankruptcy, page 37

3.	Comment: We note your disclosure that you have an obligation to repay the bonds within a certain period of time in the event of death, total disability or bankruptcy of a bondholder and may have insufficient funds to make repayments to bondholders in these circumstances and the respective risks. If applicable, please disclose whether there is material risk to shareholders that such redemptions could result in an event of default.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that pursuant to the terms of the USA Real Estate Bonds, within 60 days of the death, total permanent disability or bankruptcy of bondholder who is a natural person, the estate of the bondholder, the bondholder, or legal representative of the bondholder, may request that the Company repurchase the USA Real Estate Bond held by such bondholder. However, pursuant to the terms of the USA Real Estate Bonds, the Company will have no obligation to fulfill these requests, if, in its sole discretion, the Company determines that it does not have sufficient funds available to fund the requested repayment, and accordingly there is no material risk to shareholders that such redemptions could result in an event of default.

Plan of Distribution

Offering Period and Expiration Date, page 77

4.

Comment: We note your disclosure throughout this offering circular that “[t]he initial 90-day offering period and any additional 90 day-incremental offering periods will, in the aggregate, not exceed 12 months from the date of this Offering Circular, pursuant to Rule 251(d)(3) of Regulation A.” We also note similar disclosure referring to the original 90-day offering period, in the offering statement qualified on March 9, 2022 and the two post-qualification amendments qualified on April 10, 2023. However, it does not appear that the original 90- day offering period has been extended at any time during the past two years. Please advise. Refer to Rule 251(d)(3).

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that since the commencement of the Offering in March of 2022, the Company’s Board of Directors has extended the offering period for additional 90 day-incremental offering periods a total of 7 times, with 2 such extensions in 2022, 4 such extensions in 2023 and 1 such extension in 2024, and has revised the disclosure in Amendment No. 4 accordingly to reflect this.

If the Staff has any further comments regarding the offering statement on Form 1-A, Amendment No. 4 or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony, Linder & Cacomanolis, PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Aisha Adegbuyi/U.S. Securities and Exchange Commission
Tonya Aldave/U.S. Securities and Exchange Commission
Dania Echemendia/ USA Opportunity Income One, Inc.
Craig D. Linder, Esq./Anthony, Linder & Cacomanolis, PLLC

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